SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

___________________

Amendment No. 2 ~~1~~ to

SCHEDULE 13E-3

(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

United Wisconsin Grain Producers, LLC

(Name of Issuer)

United Wisconsin Grain Producers, LLC

(Name of Person(s) Filing Statement)

LLC Membership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Valerie D. Bandstra

Mark D. Wickham

Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, PLC

666 Grand Avenue, Suite 2000

Des Moines, Iowa  50309

(515) 242-2400

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check appropriate box):

a.

☒  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.

☐  The filing of a registration statement under the Securities Act of 1933.

c.

☐  A tender offer.

d.

☐  None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies.      ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:      ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$23,609,324.70	$1,317.40

*

For purposes of calculating the fee only, this amount is based on 11,349 units (the number of common equity units of the Issuer to be converted into Class B or Class C Units in the proposed Reclassification) multiplied by $2,080.30, the book value per unit of common equity computed as of September 30, 2009.

**

Determined by multiplying $23,609,324.70 by .00005580.

☐

Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:

$1,317.40

Filing Party: United Wisconsin Grain Producers, LLC

Form or Registration No.:

Schedule 13E-3

Date Filed:

November 18, 2009

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document.  Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by United Wisconsin Grain Producers, LLC, a Wisconsin limited liability company, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13E-3 thereunder.  We are proposing that our unit holders approve a proposed Second Amended and Restated Operating Agreement that will result in a reclassification of our units into newly authorized Class A, Class B and Class C Units.  If the transaction is completed, the units of our unit holders of record who hold 50 or more of our common equity units will be renamed as Class A Units.  Our unit holders of record who hold at least 11 units but no more than 49 units will receive one Class B Unit for each common equity unit held by such unit holders immediately prior to the effective time of the reclassification.  Our unit holders of record who hold 10 or fewer units will receive one Class C Unit for each common equity unit held by such unit holders immediately prior to the effective time of the reclassification.  The effect of the reclassification will be to reduce the record number of unit holders of our common equity units to less than 300, which will allow us to suspend our reporting obligations.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Exchange Act, pursuant to which the unit holders of our common equity units will be given notice of the special meeting at which they will be asked to approve the proposed Second Amended and Restated Operating Agreement, and to transact any other business properly brought before the special meeting.

The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement.  As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment.  This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1.

Summary Term Sheet.

(Reg. M-A 1001)

The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION" and "SPECIAL FACTORS – Overview of the Reclassification Transaction"  is hereby incorporated herein by reference.

ITEM 2.

Subject Company Information.

(Reg. M-A 1002)

(a)

The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET – United Wisconsin Grain Producers, LLC" is hereby incorporated herein by reference.

(b)

The information set forth in the proxy statement under the caption "SPECIAL FACTORS – Background of the Reclassification Transaction" is hereby incorporated herein by reference.

(c)

The information set forth in the proxy statement under the caption "MARKET PRICE OF UNITED WISCONSIN GRAIN PRODUCERS, LLC UNITS AND DISTRIBUTION INFORMATION – Comparative Market Price Data" is hereby incorporated herein by reference.

(d)

The information set forth in the proxy statement under the caption "MARKET PRICE OF UNITED WISCONSIN GRAIN PRODUCERS, LLC UNITS AND DISTRIBUTION INFORMATION – Distributions" is hereby incorporated herein by reference.

(e)

Not applicable.

(f)

The information set forth in the proxy statement under the caption "UNIT PURCHASE INFORMATION – Prior Purchases of Membership Units" is hereby incorporated herein by reference.

ITEM 3.

Identity and Background of Filing Person.

(Reg. M-A 1003(a) through (c))

(a) – (b)

The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET – United Wisconsin Grain Producers, LLC" is hereby incorporated herein by reference.

(c)

During the last five years United Wisconsin Grain Producers, LLC has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Directors and Executive Officers of United Wisconsin Grain Producers, LLC.

Set forth in the table below are the (i) name, (ii) business address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of our directors and executive officers.    Each person identified below is a United States citizen. Unless otherwise noted, (a) all directors have been employed in the principal occupations noted below for the past five years or more, and (b) the principal business address of each person identified below is W1231 Tessmann Drive, Friesland, Wisconsin 53935.

Name	Current Principal Occupation or Employment and Material Positions Held During the Past Five Years.
Carl T. Benck	Mr. Benck has served as a director on our board since the inception of the Company. For the past five years, Mr. Benck has operated a 1,700 acre corn, soybean and wheat farm.
Calvin L. Dalton

Mr. Dalton has served as a director on our board since the inception of the Company. For the past five years, Mr. Dalton has operated a 2,300 acre corn, soybean, wheat and hay farm and a 100-head cow/calf operation.

Jerry H. Franz

Mr. Franz has served as a director on our board since the inception of the Company. For the past five years, Mr. Franz has operated Franz Family Farms, Inc., which operates a 1,500 acre corn, soybean and wheat farm. He now assists his grandson with the operation of the 1,500 acre farm.

Thomas J. Hanley

Mr. Hanley has served as a director on our board since 2007.  Mr. Hanley has served as the Company’s Vice President and Vice Chairman since May 2009.  For the past five years, Mr. Hanley has served as President of Hanley Company, Inc.  He is also associated with and part owner of A+ Storage, LLC, AAA Security Storage, LLC, and Hanley Real Estate, LLC.

William R. Herrmann

Mr. Herrmann has been a director on our board since the inception of the Company. Mr. Herrmann previously served as the Company’s President and Chairman from June 2006 to May 2009 and as the Company’s Vice President and Vice Chairman from August 2002 until June 2006.  For the past five years, Mr. Herrmann has operated a 1,700 acre crop farming enterprise.

Robert T. Lange

Mr. Lange has served as the Company’s Secretary since August 29, 2002, and as a director on our board since the inception of the Company.  For the past five years, Mr. Lange has rented his 1,300 acres of farmland.  During the construction and start-up period of our plant, Mr. Lange served the Company as temporary general manager and construction supervisor.

Robert J. Miller

Mr. Miller has served as a director on our board since the inception of the Company and has served as the Company’s President and Chairman since May 2009.  He had previously served as the Company’s Vice President and Vice Chairman from May 2006 through May 2009 and as the Company’s Treasurer from inception through December 2004, when the position of Treasurer was eliminated and the duties and responsibilities of the Treasurer were re-assigned to the office of Chief Financial Officer. For the past five years, Mr. Miller has operated a 3,600 acre farming enterprise.

Kevin M. Roche

Mr. Roche previously served as the Company’s Chairman and President from the Company’s inception until June 2006.  He has been a director on our board since the inception of the Company. For the past five years, Mr. Roche has operated a 4,000 acre corn, soybean and wheat farming operation in partnership with his father and brother. He also owns and operates Roche Farms, Inc., which runs a 1,200 head cattle feeding operation.

Berwyn G. Westra

Mr. Westra has served as a director on our board since the inception of the Company. For the past five years, Mr. Westra has been an accountant with the firm of Westra, Tillema & O’Connor, CPAs, L.L.C., which he founded in 1977.

Jeffrey F. Robertson

Mr. Robertson was appointed as the Company’s Chief Executive Officer on March 17, 2005.  Mr. Robertson had previously been acting as the Company’s general manager and owner’s representative to the design-builder for the Company’s ethanol plant.  Prior to his engagement with United Wisconsin Grain Producers, LLC, Mr. Robertson held various management positions in agriculture businesses in western Canada.  His responsibilities included marketing, logistics, operations and business development.  Mr. Robertson graduated from the University of Saskatchewan in 1991.

Barb J. Bontrager

Ms. Bontrager was appointed as the Company’s Chief Financial Officer on December 16, 2004.  Ms. Bontrager’s most recent position, prior to her appointment as the Chief Financial Officer, was a senior tax specialist with Badgerland Farm Credit Service for three years.  Prior to that, she was the controller for Bethel Grain, a grain elevator and corn milling company.  Ms. Bontrager graduated from Lakeland in 1997 with a B.A. in accounting and she is a certified public accountant in the state of Wisconsin.

To our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding  (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.

Terms of the Transaction.

(Reg. M-A 1004(a) and (c) through (f))

(a)

The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION," "SPECIAL FACTORS – Overview of the Reclassification Transaction," SPECIAL FACTORS – Background of the Reclassification Transaction," "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," "SPECIAL FACTORS – Purpose and Structure of the Reclassification Transaction," "SPECIAL FACTORS – Effects of the Reclassification Transaction on UWGP; Plans or Proposals after the Reclassification Transaction," "SPECIAL FACTORS – Effects of the Reclassification Transaction on Unit Holders of UWGP," "SPECIAL FACTORS – Material Federal Income Tax Consequences of the Reclassification Transaction," "THE SECOND AMENDED AND RESTATED OPERATING AGREEMENT – The Reclassification," "THE SECOND AMENDED AND RESTATED OPERATING AGREEMENT – Description of Proposed Other Changes in the Second Amended and Restated Operating Agreement," "DESCRIPTION OF UNITS – Rights and Obligations of Class A Units Under the Second Amended and Restated Operating Agreement," "DESCRIPTION OF UNITS – Rights and Obligations of Class B Units Under the Second Amended and Restated Operating Agreement," and "DESCRIPTION OF UNITS – Rights and Obligations of Class C Units Under the Second Amended and Restated Operating Agreement" is hereby incorporated herein by reference.

(c)

The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION," "SPECIAL FACTORS – Overview of the Reclassification Transaction," "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," "SPECIAL FACTORS – Effects of the Reclassification Transaction on Unit Holders of UWGP," and "DESCRIPTION OF UNITS" is hereby incorporated herein by reference.

(d)

The information set forth in the proxy statement under the caption "SPECIAL FACTORS – Appraisal and Dissenters' Rights" is hereby incorporated herein by reference.

(e)

The information set forth in the proxy statement under the caption "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

(f)

Not applicable.

ITEM 5.

Past Contacts, Transactions, Negotiations and Agreements.

(Reg. M-A 1005(a) through (c) and (e))

(a)

The information set forth in the proxy statement under the caption "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS – Certain Relationships and Related Transactions," is hereby incorporated herein by reference.

(b)

Not applicable.

(c)

Not applicable.

(e)

Not applicable.

ITEM 6.

Purposes of the Transaction and Plans or Proposals.

(Reg. M-A 1006(b) and (c)(1) through (8))

(b)

The information set forth in the proxy statement under the caption "SPECIAL FACTORS – Effects of the Reclassification Transaction on UWGP; Plans or Proposals after the Reclassification Transaction" is hereby incorporated herein by reference.

(c)

The information set forth in the proxy statement under the captions "SPECIAL FACTORS – Background of the Reclassification Transaction," "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," "SPECIAL FACTORS – Effects of the Reclassification Transaction on UWGP; Plans or Proposals after the Reclassification Transaction," and "SPECIAL FACTORS – Effects of the Reclassification Transaction on Unit Holders of UWGP" is hereby incorporated herein by reference.

ITEM 7.

Purposes, Alternatives, Reasons and Effects.

(Reg. M-A 1013)

(a)

The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,"  "SPECIAL FACTORS – Background of the Reclassification Transaction," "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" and "SPECIAL FACTORS – Purpose and Structure of the Reclassification Transaction" is hereby incorporated herein by reference.

(b)

The information set forth in the proxy statement under the captions "SPECIAL FACTORS – Background of the Reclassification Transaction," "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" and "SPECIAL FACTORS – Purpose and Structure of the Reclassification Transaction" is hereby incorporated herein by reference.

(c)

The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION," "SPECIAL FACTORS – Background of the Reclassification Transaction," "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" and  "SPECIAL FACTORS – Purpose and Structure of the Reclassification Transaction" is hereby incorporated herein by reference.

(d)

The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION," "SPECIAL FACTORS – Effects of the Reclassification Transaction on UWGP; Plans or Proposals after the Reclassification Transaction," "SPECIAL FACTORS – Effects of the Reclassification Transaction on Unit Holders of UWGP" and "SPECIAL FACTORS – Material Federal Income Tax Consequences of the Reclassification Transaction" is hereby incorporated herein by reference.

ITEM 8.

Fairness of the Transaction.

(Reg. M-A 1014)

(a)

The information set forth in the proxy statement under the captions "SPECIAL FACTORS – Background of the Reclassification Transaction" and "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

(b)

The information set forth in the proxy statement under the captions "SPECIAL FACTORS – Background of the Reclassification Transaction" and "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

(c)

The information set forth in the proxy statement under the captions "SPECIAL FACTORS – Background of the Reclassification Transaction" and "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

(d)

The information set forth in the proxy statement under the captions "SPECIAL FACTORS – Background of the Reclassification Transaction" and "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

(e)

The information set forth in the proxy statement under the captions "SPECIAL FACTORS – Background of the Reclassification Transaction," "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," and "ABOUT THE SPECIAL MEETING" is hereby incorporated herein by reference.

(f)

The information set forth in the proxy statement under the captions "SPECIAL FACTORS – Background of the Reclassification Transaction" and "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

ITEM 9.

Reports, Opinions, Appraisals and Negotiations.

(Reg. M-A 1015)

(a)

The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION," "SPECIAL FACTORS – Background of the Reclassification Transaction," "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" "OTHER MATTERS – Reports, Opinions, Appraisals and Negotiations" is hereby incorporated herein by reference.

(b)

Not applicable.

(c)

Not applicable.

ITEM 10.

Source and Amounts of Funds or Other Consideration.

(Reg. M-A 1007)

(a)

The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,""SPECIAL FACTORS – Financing of the Reclassification Transaction," "SPECIAL FACTORS – Fees and Expenses" is hereby incorporated herein by reference.

(b)

Not applicable.

(c)

The information set forth in the proxy statement under the caption "SPECIAL FACTORS – Fees and Expenses" is hereby incorporated herein by reference.

(d)

Not applicable.

ITEM 11.

Interest in Securities of the Subject Company.

(Reg. M-A 1008)

(a)

The information set forth in the proxy statement under the captions "SPECIAL FACTORS – Interests of Certain Persons in the Reclassification Transaction" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated herein by reference.

(b)

The information set forth in the proxy statement under the caption "UNIT PURCHASE INFORMATION – Recent Transactions" is hereby incorporated herein by reference.

ITEM 12.

The Solicitation or Recommendation.

(Reg. M-A 1012(d) and (e))

(d)

The information set forth in the proxy statement under the captions "ABOUT THE SPECIAL MEETING – Quorum; Vote Required for Approval," "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,"  "SPECIAL FACTORS – Background of the Reclassification Transaction" and "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

(e)

The information set forth in the proxy statement under the captions "SPECIAL FACTORS – Background of the Reclassification" and "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

ITEM 13.

Financial Statements.

(Reg. M-A 1010(a) and (b))

(a)

The information set forth in the proxy statement under the caption "FINANCIAL INFORMATION – Selected Historical Financial Data" is hereby incorporated herein by reference.  In addition, the following documents are incorporated by reference herein:

•

Our Annual Report on Form 10-K for fiscal years ended December 31, 2008 and December 31, 2007, including audited financial information;

•

Our Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 2009, including unaudited financial information.

(b)

The information set forth in the proxy statement under the caption "FINANCIAL INFORMATION – Selected Historical Financial Data" and "FINANCIAL INFORMATION - Pro Forma Information" is hereby incorporated herein by reference.

ITEM 14.

Persons/Assets, Retained, Employed, Compensated or Used.

(Reg. M-A 1009)

(a)

The information set forth in the proxy statement under the captions "ABOUT THE SPECIAL MEETING – Proposals to be Considered at the Special Meeting," "ABOUT THE SPECIAL MEETING – Solicitation of Proxies; Expenses of Solicitation" and "OTHER MATTERS – Persons Making the Solicitation" is hereby incorporated herein by reference.

(b)

The information set forth in the proxy statement under the captions "ABOUT THE SPECIAL MEETING – Proposals to be Considered at the Special Meeting," "ABOUT THE SPECIAL MEETING – Solicitation of Proxies; Expenses of Solicitation" and "OTHER MATTERS – Persons Making the Solicitation" is hereby incorporated herein by reference.

ITEM 15.

Additional Information.

(Reg. M-A 1011(b))

(b)

The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16.

Material to be Filed as Exhibits.

(Reg. M-A 1016(a) through (d), (f) and (g))

(a)

Preliminary Proxy Statement, together with all appendices and proxy card.*

(b)

Not applicable.

(c)

Not applicable.

(d)

Proposed Second Amended and Restated Operating Agreement. **

(f)

Not applicable.

(g)

Not applicable.

_______________________

*Incorporated by reference to the Company's pre-effective Amendment #2 to Schedule 14A, filed with the SEC on December 30 ~~22~~ , 2009.

**Incorporated by reference to Appendix B of Exhibit (a).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITED WISCONSIN GRAIN PRODUCERS, LLC

Date:	December 30 ~~22~~ , 2009	/s/ J.F. Robertson
J.F. Robertson
Chief Executive Officer